WOIZE INTERNATIONAL LTD.
1 Kingsway
London WCB 6FX
Tel: 44 (1) 20 71016560
Fax: 46 (1) 708 300891

March 9, 2009
Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:             Sharon Virga – Senior Staff Accountant
Ivette Leon – Assistant Chief Accountant
Larry Spirgel – Assistant Director

Re:         Smart Comm International Ltd. (formerly Woize International Ltd.)
Form 10-KSB for year ended March 31, 2008
Filed July 14, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 0-51797

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated February 2, 2009, relating to the Form 10-KSB for the fiscal year ended March 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2008 of Smart Comm International Ltd.  (the “Company”). We respond as follows:

Form 10-KSB for the Year Ended March 31, 2008

Consolidated Financial Statements

Consolidated Balance Sheet, page F-1

1.
We note your current asset of Advance to merger candidate in the amount of $200,000 and the reference to Note 4. Note 4 relates to discontinued operations and does not discuss a $200,000 advance. Tell us what this amount is related to and how you presented it in subsequent periods

Response:

The $200,000 reflected as current assets at March 31, 2008 related to an advance to Smart Devices Limited, our merger candidate at that time.  (On February 15, 2008, Woize International Ltd. provided bridge financing totalling $200,000 to Smart Devices Limited for working capital in advance of the completion of the business combination.)  We completed the merger on June 2, 2008.

Subsequently, we eliminated this intercompany item in the preparation of consolidated financial statements at June 30, 2008 and at September 30, 2008.

8. Commitments and Contingencies, page F-15

2.	Please tell us in detail the reasons for your belief that you have incurred a liability as a result of your subsidiary's bankruptcy.

Response:

We respectfully note that U.S. GAAP states that a situation involving uncertainty as to possible loss that will ultimately be resolved when a future event occurs should be considered for disclosure if it is reasonably possible that a loss has occurred.  We believed that until the Swedish Bankruptcy Court discharged all of our subsidiary’s obligations, it was reasonably possible that the Company would be held liable for the subsidiary’s obligations or a portion thereof.  Accordingly, we concluded that disclosure was necessary.

We also respectfully note that we did not record a liability related to our subsidiary’s bankruptcy nor did we believe that we had incurred a liability because of our subsidiary’s bankruptcy.

9. Subsequent Events

Acquisition of Smart Devices, page F-16

3.
We note the reference to a liability in the amount of $200,000 for the secured convertible note that you issued to Smart Comm. Please tell us where this amount can be found in your Consolidated Balance Sheet.

Response:

We did not issue a note to Smart Comm.  Smart Comm issued a note to us in the principal amount of $200,000. We regret our choice of words in Note 9.  The $200,000 referred to here is the same $200,000 referred to in our response to Comment #1.

4.	Tell us how you determined the values of the warrants and common stock issued. We note that the share of your unregistered securities at that time was $0.003 and $0.02 per share.

Response:

Warrants

We valued the warrants using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	2.25%
Dividend yield.	0.00%
Volatility factor	61%
Weighted average expected life	5 years

We valued the common stock underlying the warrants at the quoted market price of our common stock at the time of the transaction or $.07 per share.  During the three months ended June 30, 2008, we revised the calculation and we valued the common stock underlying the warrants at $.02 per share based on contemporaneous cash sales to unrelated third parties.

Common Stock

We valued the common stock at the quoted market price of our common stock at the time of the transaction or $.07 per share.  During the three months ended June 30, 2008, we revised the calculation and we valued the common stock at $.02 per share based on contemporaneous cash sales of our common stock to unrelated third parties.

5.
Since the acquisition of Smart Devices represents a significant acquisition for you, it appears that you should file audited financial statements for Smart Devices Ltd in accordance with Rule 8-04 of Regulation S-X. Similarly you are required to file pro forma financial information in accordance with Rule 8-05 of Regulation S-X.

Response:

The Company has been unable to obtain and file audited financial statements for Smart Devices Ltd. (“Smart Devices”) due to the fact that Smart Devices was unable to deliver the required financial statements and has been placed in receivership in the UK. Immediately after the Company consummated the acquisition of Smart Devices, the Company experienced great difficulty obtaining information from the principals of Smart Devices as to the status of the audited financial statements. Smart Devices was besieged by creditors who sought payment on outstanding invoices. The situation was further compounded by the Company’s inability to secure additional financing to fund its operations. Finally, on November 26, 2008, the Company was placed in receivership. Accordingly the Company has not been able to file the required 8-K/A to include the required audited financial statements and pro forma information.

6.	Further, tell us your consideration of the requirement to file Form 8-K as stated in Rule 8-03(b) (4) of Regulation S-X.

Response:

We considered the applicability of Rule 8-03(b)(4) of Regulation S-X to the disclosure on subsequent events contained in the annual financial statements and respectfully note that Rule 8-03(b)(4) of Regulation S-X applies to interim financial statements.

Form 10-Q for the Quarter Ended September 30, 2008

4. Intangible assets, page 10

7.	Tell us how you determined the fair value of the intangible assets acquired in the acquisition of Smart Devices.

Response:

Our Board of Directors made a preliminary assignment of amounts to the intangible assets in accordance with paragraph 37.e. Statement No. 141 Business Combinations, as amended at the estimated fair values.  The Board of Directors estimated the fair values of the intangible assets (customer list and supplier relationships) acquired based on expected cash flow models.

8.	Disclose the useful lives of the intangible assets.

Response:

The estimated useful lives of the customer and the supplier bases were 5 years and 5 years, respectfully.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (206) 801-1780.

Very truly yours,

By:	/s/ Daniel Savino
Daniel Savino